Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, California 90071

November 24, 2004

Mr. Michael Pressman
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

    RE:
    United Online, Inc.
    Schedule TO-I filed November 4, 2004
    SEC File No. 5-62069

Dear Mr. Pressman:

        On behalf of United Online, Inc. ("UOL" or the "Company"), we are responding to the Staff's comment letter, dated November 19, 2004, relating to the Tender Offer Statement on Schedule TO (the "Schedule TO") with respect to the Company's offer to purchase for cash shares of its common stock, par value $0.0001 per share, including the associated preferred stock purchase rights. We have set forth below each of the Staff's comments and the Company's response to each comment.

Schedule TO-I—Offer to Purchase

  General

1.
We believe the structure of your tender offer raises some of the concerns we addressed in the no action letter entitled Janet S. Thiele, Esq. (December 21, 1987). Specifically, you could not purchase all of the 16,666,666 shares you have agreed to buy if the offer price is set at the maximum end of the range. Please revise to conform the offer structure to our no action precedent. Be mindful of your extension obligations, given the change in the offer structure. In addition, advise how you will disseminate the amended offer materials describing the revised offer terms.

  Response:    Pursuant to the Staff's comment, the Schedule TO has been amended to decrease the number of shares subject to the offer to 14,285,714. The Supplement to Offer to Purchase (the "Supplement") has been revised throughout to reflect the decreased number of shares subject to the offer and to remove references to the $150 million aggregate purchase price. In addition, the expiration of the tender offer has been extended by ten business days from the date of notice of the revised offer terms to 12:00 midnight, New York City Time, on Wednesday, December 8, 2004.

The Company has announced the amended tender offer by press release and is mailing to stockholders the amended offer materials describing the revised offer terms.

2.
We note that this tender offer is conditioned on your obtaining financing. Please be aware of our position that where a financing condition exists, going from an unfinanced to a fully financed transaction constitutes a material change in the terms of the tender offer. Please file an amendment when you obtain financing and consider the need to extend the offer and disseminate revised materials. Also, be aware of your obligations to file any loan agreement as an exhibit to the Schedule TO. See Item 1016(b) of Regulation M-A.

  Response:    Pursuant to the Staff's comment, the Schedule TO has been amended to describe the material terms of the term loan facility that the Company currently is negotiating with prospective lenders. See the Supplement at pages 13 and 14. The Company will issue a press release and file an amendment to the Schedule TO, including a copy of the term loan agreement as an exhibit thereto, when the term loan agreement is executed, and will hold open the tender offer for at least five business days from the date of the announcement and filing. The amendment will describe the material terms of the final term loan facility (which are not expected to vary materially from the terms described in the Supplement). In the event that the final terms do differ in a material manner from those described in the Supplement, the Company will consider the need to further extend the expiration date and disseminate the revised information.

  Summary, page 1

3.
In your revised offer materials, you should disclose in the summary term sheet section the relationship between the offer price range and the recent trading prices of the Company's common stock. That is, you should specifically note that the high end of the range in this tender offer is below the highest price at which these shares traded during the current quarter, and significantly below the prices at which it traded during this year. Similarly, the revised disclosure should note that the low end of the range is below the lowest trading price during the current quarter.

  Response:    Pursuant to the Staff's comment, the Schedule TO has been amended, and updated trading information has been included as well. See the Supplement at pages ii, 4, 5, 6, 7 and 12.

  Odd Lots, page 15

4.
We note the disclosure that you will reserve the right to purchase all shares properly tendered by any shareholder who tenders at or below the offer price and who, as a result of proration, would then own beneficially or of record fewer than 100 shares. Please clarify whether you would give priority to shares tendered under those circumstances. If so, explain how you could do so, consistent with Rules 13e-4(f)(3) and 13e-4(h)(5). Specifically, Rule 13e-4(h)(5) seems to require that the tendering shareholder already own less than 100 shares.

  Response:    Pursuant to the Staff's comment, the Schedule TO has been amended to delete the language referred to in this comment. See the Supplement at page 8.

  Purpose of the Tender Offer, page 16

5.
We note that the offer is subject to the condition that the company will remain listed and not be eligible for deregistration under the Exchange Act. However, we also note that you may engage in possible future purchases of additional shares of common stock. Please be advised that if this tender offer represents the first step in a series of transactions that will take the company private, a Schedule 13E-3 must be filed now. See Rule l3e-3(a)(3). Please confirm your understanding in your response letter.

  Response:    The Company acknowledges that if this tender offer represents the first step in a series of transactions that will take the Company private, then a Schedule 13E-3 must be filed now. The Company advises that it is not making a Schedule 13E-3 filing at this time.

  Certain Effects of the Tender Offer, page 17

6.
We note the disclosure here indicating that the Company currently has no indebtedness and will incur substantial debt to fund this tender offer. We also note that you have not yet secured financing. In light of these facts, and your impending acquisition of Classmates, expand the disclosure concerning the reasons for this offer. See Item 1006(a) of Regulation M-A. If there is any nexus between your decision to proceed with the Classmates acquisition and your decision to do this tender offer, this should be described.

  Response:    Pursuant to the Staff's comment, the Schedule TO has been amended. See the Supplement at page 8. There was no nexus between the decision to acquire Classmates and the decision to commence the offer. The Company had been considering the tender offer and the Classmates acquisition independently of each other and determined to proceed with the Classmates acquisition first as a result of the timing considerations imposed by Classmates as part of the Classmates sale process that was being conducted.

  Withdrawal Rights, page 23

7.
Please clarify the disclosure pertaining to the withdrawal procedures in light of the fact that stockholders may tender shares at different prices by submitting separate letters of transmittal. For example, are they required to submit separate notices of withdrawal for each portion of shares tendered at a particular price? Or may they submit one withdrawal notice to withdraw any and all shares?

  Response:    Pursuant to the Staff's comment, the Schedule TO has been amended. See the Supplement at page 9.

  Conditions of the Tender Offer, page 26

8.
We note that many of the offer conditions listed here are very broadly and generally drafted, such that it would be difficult for a shareholder to know in determining whether or not to tender whether a given offer condition had been "triggered." For example, what would constitute a "material escalation" of events in Iraq given the ongoing hostilities? Similarly, the "contemplated benefits of the tender offer" are less than clear to the reader. Given these issues, consider revising to more narrowly tailor and to better describe these offer conditions, with a view to presenting them in a manner understandable to your shareholders. Quantify where practicable, such as for the market indices condition.

  Response:    The Company reviewed a number of 13e-4 transactions prior to commencing the offer, including self tenders by Todd Shipyards Corporation (June 28, 2001), Netro Corporation (July 26, 2002), Brown-Forman Corporation (February 4, 2003), Intergraph Corporation (November 3, 2003), Watson Wyatt & Company Holdings (March 8, 2004) and Limited Brands, Inc. (October 7, 2004). The Company believes that the conditions contained in the original Offer to Purchase are consistent with conditions contained in those precedent transactions. However, pursuant to the Staff's comment, the Schedule TO has been amended to remove the bullet under the conditions of the tender offer relating to "materially impair the contemplated benefits of the tender offer to United Online" and to add "a material acceleration, escalation or worsening thereof" in connection with wars, armed hostilities or other international or national calamity directly or indirectly involving the United States and to change the date in such condition from November 4 to November 24. In that regard, before invoking this condition, the Company would take into account statements and assessments made by national news organizations and by governmental agencies and authorities. See the Supplement at pages 9, 10 and 11.

9.
In addition, please be aware that if an event occurs which you believe "triggers" a listed offer condition, you must promptly address how you will proceed (i.e., whether you will terminate the offer or waive the condition and proceed with the offer). You may not wait until the scheduled expiration of the tender offer to "assert" a condition triggered by an event that occurred on day two of the offer. Please confirm your understanding in your response letter.

  Response:    The Company hereby confirms its understanding that if an event occurs which it believes "triggers" a listed offer condition, then the Company must promptly address how it will proceed and may not wait until the scheduled expiration of the tender offer to "assert" a condition triggered much earlier during the time of the offer.

10.
The first paragraph on page 26 contains language suggesting that once a condition is triggered, you will make a secondary determination as to whether to proceed with the tender offer. Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition(s). As you are aware, the waiver of a material offer condition may require an extension of the offer, as well as filing of an amendment and dissemination of additional offer materials. Please confirm to us supplementally the issuer will not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it.

  Response:    The Company hereby confirms that it will not rely on the language referred to in this comment to tacitly wave a condition of the offer by failing to expressly assert it.

  Source and Amount of Funds, page 30

11.
Briefly describe any plans or arrangements to repay the loan to be obtained to consummate this offer. If no plans or arrangements concerning repayment have been made, so state. See Item 1007(d)(2) of Regulation M-A.

  Response:    Pursuant to the Staff's comment, the Schedule TO has been amended. See the Supplement at page 14.

12.
Once you obtain financing to fund the offer, please note that your amendment must describe the material terms of the loan agreement. See Item 1007(d)(1).

  Response:    The Company acknowledges the Staff's comment. In addition, please see the response to Comment No. 2, above.

  Classmates Acquisition, page 30

13.
Since this tender offer is conditioned on the consummation of the Classmates Acquisition, briefly summarize the material conditions to that transaction. See Item 1006(c) of Regulation M-A. Your expanded discussion should describe any changes (if any) to the corporate structure of the United Online that will result from the merger. For example, if you are making changes to the articles of incorporation or other governing instruments of the Company in connection with that merger, these should be described here.

  Response:    The Classmates acquisition was consummated on November 17, 2004, and the Schedule TO was amended on November 18, 2004 to reflect that the condition relating to the Classmates acquisition had been satisfied. No changes to the corporate structure of the Company resulted from the Classmates acquisition, other than Classmates becoming a direct, wholly owned subsidiary of the Company. In addition, no changes to the certificate of incorporation or other governing instruments of the Company were made in connection with the Classmates acquisition. Accordingly, while no amendments have been made to the Schedule TO directly in response to the Staff's comment, the Schedule TO has been amended with respect to the Classmates acquisition to update the disclosure. See the Supplement at pages ii, 6, 8, 9, 15 and 25.

  Exhibit (a)(5)(D)—Press Release dated November 4, 2004

14.
The safe harbor protections for forward looking statements provided in the Private Securities Litigation Reform Act of 1995 do not by their terms apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Therefore, your reference to the safe harbor provisions of the Act in this press release is inappropriate. Please avoid future references in any additional tender offer materials.

  Response:    The Company acknowledges the Staff's comment. The Company confirms that it will avoid future references to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 in any additional tender offer materials.

        In connection with responding to the Staff's comments, the Company has supplementally provided the acknowledgement requested in the Staff's comment letter under separate cover.

        We would appreciate your prompt consideration to this letter. Please do not hesitate to contact the undersigned at (213) 687-5070 if you have any questions or comments regarding this letter or the revised offer.

Very truly yours,

/s/ BRIAN J. MCCARTHY

Brian J. McCarthy
cc:
Frederic A. Randall, Jr., Esq.
        Executive Vice President and
        General Counsel
        United Online, Inc.